Exhibit 99.1

For Immediate Release

Contact:
WSP Holdings Limited Ms. Judy Zhu, IR Director Phone: +86-510-8536-0401 E-mail: info@wsphl.com http://www.wsphl.com	CCG Investor Relations, Inc. Mr. Crocker Coulson, President Phone: +1-646-213-1915 (New York) E-mail: crocker.coulson@ccgir.com http://www.ccgirasia.com

WSP Holdings Appoints New Independent Director

Wuxi, China, August 24, 2009 — WSP Holdings Limited (NYSE: WH) (“WSP Holdings” or the “Company”), a leading Chinese manufacturer of API (“American Petroleum Institute”) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction (“Oil Country Tubular Goods” or “OCTG”), today announced that its board of directors appointed Mr. Weidong Wang as an independent director of the Company effective August 21, 2009 to replace Mr. Wai Kit Lau who had resigned from the board.  Mr. Wang will serve on WSP Holdings’ board and audit committee and will serve as chairman of the compensation committee.

Weidong Wang is a partner at DeHeng Law, one of the largest law firms in China, where he practices in the areas of mergers and acquisitions, private equity, corporate finance and corporate governance.  He has represented clients in a variety of public and private offerings of equity and debt securities.  He has advised clients in a variety of industries, including energy, oil field services, manufacturing and finance.  Prior to DeHeng Law, Mr. Wang worked in the corporate and securities group of Sidley Austin in Chicago from 1998 to 2002.  Mr. Wang received his Master of Law and Doctor of Jurisprudence from the University of Chicago Law School.  He also received a Master of Comparative Law from Brigham Young University Law School.  He has been an adjunct professor at the International MBA program of Peking University since 2002 and served as a visiting scholar at Peking University Law School. He published a number of articles in the areas of corporate and securities laws in journals and newspapers.

“We are pleased to welcome Mr. Wang to our board.  Given his rich legal background, particularly in the areas of corporate finance, securities law and corporate governance, I believe he will bring an important new perspective to our board.  I look forward to the contributions he will make to the Company,” said Mr. Longhua Piao, chairman and CEO of WSP Holdings Limited.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors.  Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions.  The Company’s products are used in China’s major oilfields and are exported to oil producing regions throughout the world. For further information, please visit WSP Holdings’ website at http://www.wsphl.com/.

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